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CLIENT/MATTER NUMBER
114317-0101

May 15, 2017

Mr. David L. Orlic Special Counsel Office of Mergers and Acquisitions Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:            Rockwell Medical, Inc.
Additional Soliciting Materials on Schedule 14A
Filed May 9 and 10, 2017
File No. 000-23661

Dear Mr. Orlic:

On behalf of our client, Rockwell Medical, Inc. (“Rockwell”), set forth below are Rockwell’s responses to the May 11, 2017 comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Additional Soliciting Materials on Schedule 14A referenced above.  The numbered items set forth below repeat (in bold italics) the comments of the Staff, and following such comments are Rockwell’s responses (in regular type).

In connection with the responses below, Rockwell acknowledges (1) that Rockwell is responsible for the adequacy and accuracy of the disclosure in the filing; (2) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) that Rockwell may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General

1.	Please advise as to whether there has been any contact between the company and Mr. David Hagelstein regarding the solicitation of proxies from other shareholders and, if so, the nature of the contact.

Response:                          While Rockwell entered into a settlement agreement with Mr. Hagelstein regarding the lawsuit, Rockwell has not had any contact with Mr. Hagelstein regarding the solicitation of proxies from other shareholders, nor does it have any arrangement with Mr. Hagelstein regarding the solicitation of proxies.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

U.S. Securities and Exchange Commission
May 15, 2017

Additional soliciting materials filed on May 9, 2017

2.            Please qualify statements such as the following as beliefs:

•	“It’s obvious that Mark Ravich simply has nothing to offer ... their intentions are clearly suspect.”

•	“Mark Ravich has absolutely nothing of value to offer and would only be destructive to the Board, the Company and the shareholders.”

Response:                          Rockwell will clearly qualify such statements as their beliefs in future filings.

Additional soliciting materials filed on May 10, 2017

Richmond Brothers Has Consistently Misled Rockwell Shareholders

3.            Please qualify statements such as the following as beliefs (emphasis added):

•	“Richmond Brothers has consistently misled Rockwell shareholders”
•	“Richmond and Ravich have a long history of ... failing to inform ...”
•	“Richmond and Ravich did not properly disclose ....”

Response:                          Rockwell will clearly qualify such statements as their beliefs in future filings.  On a supplemental basis, we note that the referenced statements are supported by, among other things, the following:

•
Together with other shareholders, Richmond Brothers participated in a shareholder group that engaged in activist communications with Rockwell in the spring and fall of 2016 without properly disclosing the existence of their group or the nature of their activities by filing the required Schedule 13D.  By way of example, in a recent hearing in the Eastern District of Michigan, Mr. Richmond admitted to having contacted at least one private equity firm in the spring of 2016 regarding the possibility of that firm purchasing Rockwell stock and, in combination with the stock beneficially owned by the shareholder group Mr. Richmond represented, possibly seeking to obtain control of Rockwell;

•
In a Schedule 13D filed on February 21, 2017, as well as three subsequent amendments, Richmond Brothers misled Rockwell shareholders by representing that it had “SOLE VOTING POWER” over more than 5.1 million shares of Rockwell common stock that was owned by the customers of Richmond Brothers.  Indeed, in the same hearing in the Eastern District of Michigan, Mr. Richmond acknowledged that neither he or Richmond Brothers have or had any legal authority to vote the referenced Rockwell shares.  Instead, as Mr. Richmond further acknowledged, they only have the ability to make a recommendation regarding how to vote to the clients of Richmond Brothers;

U.S. Securities and Exchange Commission
May 15, 2017

•
In the Schedule 13D filed on February 21, 2017, Richmond Brothers (and the other Reporting Persons) failed to disclose that they intended to nominate candidates for Rockwell’s Board of Directors at the upcoming Annual Shareholder Meeting.  It is Rockwell’s view that the referenced Schedule 13D was false and misleading because Richmond Brothers and the other Reporting Persons were intending to nominate candidates for Rockwell’s Board as of the date they filed their original Schedule 13D.  In fact, only eight days later, Mark Ravich (a member of the Richmond Brothers shareholder group), advised Rockwell that he was nominating himself and Mr. Richmond for election to Rockwell’s Board.  At the recent hearing in the Eastern District of Michigan, Mr. Richmond admitted that at least a few days before the filing of the original Schedule 13D, he had caused 100 shares of Rockwell common stock to be transferred from “street name” into his own name, a prerequisite to nominating a candidate for the Board under Rockwell’s by-laws.  In addition, in their amended Schedule 13D that disclosed their Board nominations, the Richmond Brothers shareholder group stated that the reason for their nominations was that their “efforts to engage in constructive dialogue with the Board and management team were repeatedly rebuffed…”  Yet, Mr. Richmond admitted in the referenced hearing that neither he, nor any of the other Reporting Persons had made any effort to engage Rockwell’s Board or management team in dialogue between the time they filed their original Schedule 13D, and their nominations for the Board.”

*     *     *

If you would like to discuss the responses, please call contact Peter D. Fetzer at (414) 297‑5596.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer

cc:            Thomas E. Klemma
   Rockwell Medical, Inc.